Exhibit 99.1

Announcing the 3rd Annual Shindig in Smiths Falls

A Musical Celebration for our Staff and Home Town Community

August 8, 2018

SMITHS FALLS, ON — Tweed is pleased to announce the date for the third annual Shindig, the largest community and music event in Smiths Falls. The date: August 25, 2018. Block your calendars and tell your friends!

When we started this amazing journey as a cannabis company we needed a home base. Thankfully, the Town of Smiths Falls was willing to take a chance on us and welcomed Tweed with open arms. This wasn’t an easy decision back then and the Shindig is our way of thanking our community, while giving our staff and their families a celebration for all the hard work they are pouring into recreational cannabis readiness.

Since we opened up shop in Smiths Falls, we’ve been proud to contribute to our community in a ton of different ways including our charity golf tournament which raised over $100,000 in its first year for the local food back, community theater, and the United Way. This is in addition to the amazing contributions of our team members through events like our Thanksgiv’r and Canopy Cares at Christmas, through which we have donated almost 10,000 pounds of food and more than a truckload of toys to help out around the holidays. Not to mention our Tweed Days of Caring working with the United Way where team members go hands on to help community organizations complete important projects.

Suffice it to say we love our home-town and believe that we have an important role to play as a member of the community. And that’s where the Shindig comes in: our tradition of saying thank you with a community focused event in the middle of our front lawn every summer that attracts visitors and artists from across the country.

Party in the front, business in the back. It’s the opposite of the famed Canadian mullet.

We’ve had award-winning headliners like Mother Mother, Classified, and Joel Plaskett, in addition to some amazing local bands as well as much-loved artisans and vendors. Every year the Shindig grows, and every year it gets more exciting with something to offer everyone in attendance.

This year’s Shindig will kick off at 1 PM with beloved local talent, food and market vendors. Rising Canadian artists, The Sorority and Iskwé will hit the stage in the evening, with other great artists making appearances throughout the night, until it comes to a close at 11 PM.

We’re also running a free shuttle service between Ottawa, Kanata, Carleton Place and Smiths Falls to make sure that Shindig is accessible for everyone.

Tickets for the event are $15 for adults and free for children, with all proceeds going to local charities. We will also be giving away 1000 free tickets to residents of Smiths Falls.

For more information on the event and ticket sales visit www.tweedshindig.com and be sure to follow @tweedshindig on Instagram to stay up to date.

We can't wait to see you on the lawn.

-Your friends at Tweed

Exhibit 99.1

ABOUT THE AMAZING 2018 SHINDIG LINEUP

THE SORORITY

Mixing the new with the old, the classic with the progressive, with respect for the greats and blazing their own trail, this Canadian rap foursome are the ones to watch in 2018. This Canadian rap foursome are the combined talents of Phoenix Pagliacci, Keysha Fresh, Haviah Mighty, and Lex Leosis.

ISKWÉ

Canada’s own Iskwé is a Cree and Métis pop/electronic singer whose sophomore effort, The Fight Within, received a Juno nomination for Indigenous Music Album of the Year in 2018.

MOSELY

These Ottawa-based alt-rockers have been turning heads since first forming back in 2013. Their latest work comes in the form of 2018’s “Echoes”, and marks the band’s highly-anticipated follow up to their 2015 self-titled EP.

RIVER CITY JUNCTION

River City Junction is a Canadian Blues/Retro-Rock power trio, long steeped in the traditions of Blues and Rock ‘n' Roll. A rich blend of old school Chicago Blues, Motown, and Classic Rock, their music forms a very potent sonic cocktail that is raw, organic and uplifting.

SLIM MOORE AND THE NEWSOULPROJECT

Slim Moore and The NewSoulProject are an Ottawa-based Soul/Reggae band started in 2014. Slim Moore (Gary Moore) as the front man and lead vocals, Rickey Dread and Nedley Pitt on bass, Lee Jessen on guitar, Zeek Gross and Tariq Emery make up our horn section, Andre Ferreton on drums and Jonny Macias on congas.

LAST DROP ORCHESTRA

Loud, lush and savory…Last Drop Orchestra is a band of misfits who have found their way together to conspire, create, and ROCK! Playing a range of both originals and classic covers, LDO works hard, plays harder and will keep you moving all night long.

BLAKDENIM

This Ottawa-based live act infuses hip-hop, funk, rock and soul with lyrical content that ranges from the serious to the absurd, the tone from sweet to heavy, all connected by head-nodding melodies.

ADAM LINTON AND THE WILDCARD

This young Ottawa act plays whatever sounds good and whatever you want to hear. Sure, at first glance they might look like your average bunch of teenagers playing rock and roll in their garage. But once they turn on their amps, their raw talent becomes undeniable.

And More…

Exhibit 99.1

Contact:

Caitlin O’Hara

Media Relations

Caitlin.Ohara@canopygrowth.com

613-291-3239

About Tweed:

Tweed is a globally recognized cannabis brand and subsidiary of Canopy Growth Corporation (TSX:WEED, NYSE:CGC). It has built a large and loyal following by focusing on quality products and meaningful customer relationships. Tweed doesn’t just sell cannabis, it facilitates a conversation about a product we’ve all heard about but haven’t met intimately yet. It is approachable and friendly, yet reliable and trusted. As cannabis laws liberalize around the world, Tweed will expand its leading Canadian position around the globe. Learn more at www.tweed.com.